UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Surge Components, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

868908104
(CUSIP Number)

December 31, 2013
(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. – 868908104

1  NAME OF REPORTING PERSON:

Michael D. Tofias

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)           /_/
(b)           /_/

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 SOLE VOTING POWER	1,664,176

6 SHARED VOTING POWER	0

7 SOLE DISPOSITIVE POWER	1,664,176

8 SHARED DISPOSITIVE POWER	0

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,664,176

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

18.37%

12  TYPE OF REPORTING PERSON

IN

Item 1.

(a) Name of Issuer:  Surge Components, Inc.

(b) Address of Issuer’s Principal Executive Office:  95 East Jefryn Boulevard, Deer Park, NY  11729

Item 2.

(a) Name of Person Filing:  Michael D. Tofias

(b) Address of Principal Business Office or, if none, Residence:

325 North End Avenue, Apt. 25B
New York, NY  10282

(c) Citizenship:  United States of America

(d) Title of the Class of Securities: Common Stock, par value $0.001 per share

(e) CUSIP number: 868908104

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [] An investment adviser in accordance with § 240.13d- 1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

a. Amount beneficially owned:	1,664,176
b. Percent of class	18.37%
c. Number of shares as to which such person has:
	i. Sole power to vote or to direct the vote:	1,664,176
	ii. Shared power to vote or to direct the vote:	0
	iii. Sole power to dispose or to direct the disposition of:	1,664,176
	iv. Shared power to dispose or to direct the disposition of:	0

Item 5.  Ownership of Five Percent or Less of a Class

N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

Signature: /s/ Michael D. Tofias Michael D. Tofias

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